                                                                    Exhibit 99.1




                              HUDBAY MINERALS INC.

                        Consolidated Financial Statements
                       FOR THE PERIOD ENDED MARCH 31, 2006
                         (expressed in Canadian Dollars)

HUDBAY MINERALS INC.

Consolidated Statement of Earnings
(In thousands of Canadian dollars, except share and per share amounts)

                                                                                       Three months ended
                                                                                            March 31
-------------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
                                                                          (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------

Revenue                                                                  $    207,963              $        151,525

Expenses:
      Operating                                                               121,887                       117,713
      General and administrative                                                5,928                         3,641
      Depreciation and amortization                                            15,542                        12,724
      Accretion of asset retirement obligation                                    660                           652
      Exploration                                                               3,134                           569
      Foreign exchange (gain)                                                  (1,268)                         (250)
--------------------------------------------------------------------------------------------------------------------
                                                                              145,883                       135,049
-------------------------------------------------------------------------------------------------------------------

Operating earnings                                                             62,080                        16,476

Interest expense                                                               (4,754)                       (5,653)
Foreign exchange (loss) on long term debt                                        (824)                       (1,330)
Gain on derivative instruments (note 10)                                        4,331                         2,364
Interest and other income                                                       1,172                           470
Amortization of deferred financing fees                                          (362)                         (341)
--------------------------------------------------------------------------------------------------------------------
Earnings before income tax                                                     61,643                        11,986

Tax recovery (expense) (note 8)                                                14,343                        (2,805)
--------------------------------------------------------------------------------------------------------------------

Earnings for the period                                                  $     75,986              $          9,181
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Earnings per share:
      Basic                                                              $       0.89              $           0.12
      Diluted                                                            $       0.70              $           0.12

Weighted average number of common shares outstanding
      Basic                                                                85,392,988                    78,547,993
      Diluted                                                             108,179,593                    79,202,545

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statement of Retained Earnings
(In thousands of Canadian dollars)

                                                                                       Three months ended
                                                                                            March 31
-------------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
                                                                          (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------

Retained earnings (deficit), beginning of period                         $     78,732              $         (6,486)

Earnings for the period                                                        75,986                         9,181
-------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                                         $    154,718              $          2,695
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Balance Sheet
(in thousands of Canadian dollars)

                                                                       MARCH 31, 2006             December 31, 2005
                                                                          (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------

ASSETS:

Current assets:
      Cash and cash equivalents                                          $    127,364              $        141,660
      Accounts receivable                                                      87,286                        44,698
      Inventories                                                             132,329                       116,596
      Prepaid expenses                                                          3,920                         3,625
      Current portion of fair value of derivatives                              8,623                         4,483
      Future income taxes                                                      38,500                        26,200
-------------------------------------------------------------------------------------------------------------------
                                                                              398,022                       337,262

Property, plant and equipment                                                 405,974                       378,207
Other assets (note 4)                                                          11,781                        13,284
-------------------------------------------------------------------------------------------------------------------
                                                                         $    815,777              $        728,753
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY:

Current liabilities:
      Accounts payable and accrued liabilities                           $    102,338              $         91,930
      Interest payable on long-term debt                                        3,630                         8,004
      Current portion of other liabilities (note 5)                            29,389                        28,211
-------------------------------------------------------------------------------------------------------------------
                                                                              135,357                       128,145
-------------------------------------------------------------------------------------------------------------------

Long-term debt (note 6)                                                       191,326                       191,493
Pension obligations                                                            44,853                        46,743
Other employee future benefits                                                 62,357                        61,250
Asset retirement obligations                                                   29,919                        29,219
Obligations under capital leases                                                8,022                         9,011
Future income tax liabilities                                                   2,688                         1,666
-------------------------------------------------------------------------------------------------------------------
                                                                         $    474,522              $        467,527
-------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
      Share capital:
           Common shares                                                      147,588                       143,611
           Warrants                                                            27,203                        28,931
      Contributed surplus                                                      11,804                        10,015
      Cumulative translation adjustment                                           (58)                          (63)
      Retained earnings                                                       154,718                        78,732
-------------------------------------------------------------------------------------------------------------------
                                                                              341,255                       261,226
-------------------------------------------------------------------------------------------------------------------
                                                                         $    815,777              $        728,753
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statement of Cash Flows
(in thousands of Canadian dollars)

                                                                                       Three months ended
                                                                                            March 31
-------------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
                                                                          (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
      Earnings for the period                                            $     75,986              $          9,181
      Items not affecting cash:
           Depreciation and amortization                                       15,542                        12,724
           Tax expense (recovery)                                             (14,939)                        2,002
           Unrealized foreign exchange gain                                       518                         1,086
           Amortization of deferred financing costs                               362                           341
           Accretion expense on asset retirement obligation                       660                           652
           Stock-based compensation                                             2,251                             -
           Unrealized portion of change in fair value of derivative            (3,159)                       (1,363)
           Other                                                                  752                            60
      Change in non-cash working capital (note 11)                            (51,847)                        3,203
-------------------------------------------------------------------------------------------------------------------
                                                                               26,126                        27,886
-------------------------------------------------------------------------------------------------------------------

Financing activities:
      Repayment of senior secured notes                                        (1,168)                            -
      Issuance of common shares, net of costs                                       -                         8,669
      Proceeds on exercise of stock options                                     1,180                             -
      Proceeds on exercise of warrants                                          4,269                             -
      Repayments of obligations under capital leases                             (936)                         (919)
      Deferred financing cost                                                       -                          (133)
      --------------------------------------------------------------------------------------------------------------
                                                                                3,345                         7,617
      -------------------------------------------------------------------------------------------------------------

Investing activities:
      Additions to property, plant and equipment                              (27,003)                      (15,847)
      Acquisition of White Pine Copper Refinery, Inc.,
         net of cash acquired (note 3)                                        (17,041)                            -
      Decrease in restricted cash                                                   -                        13,000
      Additions to environmental deposits                                          15                             -
      -------------------------------------------------------------------------------------------------------------
                                                                              (44,029)                       (2,847)
      --------------------------------------------------------------------------------------------------------------

Foreign exchange gain on cash held in foreign currency                            262                           244
-------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents                                           (14,296)                       32,900
Cash and cash equivalents, beginning of period                                141,660                        64,553
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                 $    127,364              $         97,453
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements

HUDBAY MINERALS INC.

Notes to the Interim Consolidated Financial Statements
(Amounts in thousands of Canadian dollars, except share and per share data)

For the three months ended March 31, 2006
--------------------------------------------------------------------------------

1.    NATURE OF BUSINESS

      The Company is an integrated mining and metals processing company that operates mines and concentrators in northern Manitoba and Saskatchewan, Canada. It operates a copper and zinc metal production complex in Flin Flon, Manitoba, a zinc oxide production facility in Brampton, Ontario, a mine in New York State, and on January 1, 2006 acquired a copper refinery operation in Michigan State.

2.    BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

      These consolidated financial statements include the financial statements of the Company, all of its subsidiaries and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint ownership. Inter-company accounts and transactions have been eliminated on consolidation.

      The unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.    ACQUISITION OF WHITE PINE COPPER REFINERY INC.

      On January 1, 2006, the Company, through Hudson Bay Mining and Smelting Co., Limited (HBMS), acquired all of the outstanding common shares of White Pine Copper Refinery Inc. (WPCR) for total cash purchase consideration of $17,913. The acquisition is accounted for by the purchase method and the result of operations and cash flows has been included within these consolidated financial statements from January 1, 2006.

      The following table summarizes the preliminary allocation of the purchase consideration based on management's current estimate of the fair value of the assets and liabilities acquired on the date of acquisition.

      -------------------------------------------------------------------------------------------------------------
      Current assets (including cash of $872)                                                        $        2,817
      Property, plant and equipment                                                                          16,306
      Current liabilities                                                                                    (1,210)
      -------------------------------------------------------------------------------------------------------------
                                                                                                     $       17,913
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------

      Management expects to obtain additional information that may require adjustments to amounts shown above for property, plant and equipment and asset retirement obligations, and these potential adjustments may be material.

4.    OTHER ASSETS

                                                                       MARCH 31, 2006             December 31, 2005
      -------------------------------------------------------------------------------------------------------------
      Deferred financing costs                                           $      7,248                  $      7,610
      Deferred option premiums                                                      -                         3,647
      Environmental deposits                                                    1,743                         1,758
      Fair value of derivatives                                                 2,790                           269
      -------------------------------------------------------------------------------------------------------------
                                                                         $     11,781                  $     13,284
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------


5.    CURRENT PORTION OF OTHER LIABILITIES

                                                                       MARCH 31, 2006             December 31, 2005
      -------------------------------------------------------------------------------------------------------------
      Current portion of long-term debt                                  $      4,000                  $      4,000
      Current portion of pension obligation                                    19,479                        18,354
      Current portion of other employee future benefits                         2,032                         2,032
      Current portion of obligations under capital leases                       3,878                         3,825
      -------------------------------------------------------------------------------------------------------------
                                                                         $     29,389                  $     28,211
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------


6.    LONG-TERM DEBT

                                                                       MARCH 31, 2006             December 31, 2005
      -------------------------------------------------------------------------------------------------------------
      Senior Secured Notes                                               $    181,040                  $    181,428
      Province of Manitoba                                                     14,286                        14,065
      -------------------------------------------------------------------------------------------------------------
                                                                         $    195,326                  $    195,493

      Less current portion of long term debt                                    4,000                         4,000
      -------------------------------------------------------------------------------------------------------------
                                                                         $    191,326                  $    191,493
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------

      On January 31, 2006, HBMS concluded a $25 million revolving credit facility that matures on January 31, 2007. Subject to the approval of the lenders, the initial maturity date may be extended for an additional 364 days.

      The borrowings under this facility may be made in either Canadian dollars in the form of (a) Prime Rate Advances or (b) Bankers' Acceptances or in United States dollars in the form of (i) United States Base Rate Advances or (ii) London Interbank Offered Rate (LIBOR) loans. Borrowings under these facilities bear interest, when drawn, at a rate that varies based on the type of borrowing. Canadian or US dollar denominated letters of credit or guarantees can also be used against this facility. As of March 31, 2006 there were no amounts drawn under the new facility.

      This credit facility provides that during the term of this agreement, HBMS will be required to maintain a Total Leverage Ratio not exceeding 3.25 to 1 and an Interest Coverage Ratio of not less than 3.5. As of March 31, 2006, the Company is in compliance with these covenants.

7.    PENSION AND OTHER FUTURE EMPLOYEE BENEFIT EXPENSE

                                                                                         Three months ended
                                                                                              March 31
      -------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
      -------------------------------------------------------------------------------------------------------------
      Pension expense                                                    $      2,858                  $      2,325
      Other future employee benefits expense                                    1,617                         1,150
      -------------------------------------------------------------------------------------------------------------
                                                                         $      4,475                  $      3,475
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------


8.    INCOME TAXES

                                                                                         Three months ended
                                                                                              March 31
      -------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
      -------------------------------------------------------------------------------------------------------------
      Income tax provision applicable to:
      Current taxes                                                      $       (596)                 $       (429)
      Future taxes                                                             14,939                        (2,376)
      --------------------------------------------------------------------------------------------------------------
      Income tax recovery                                                $     14,343                  $     (2,805)
      --------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------


      The net future tax asset reflects a valuation allowance that represents management's estimate of the allowance necessary to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. Since HBMS had many years of ever increasing timing differences, with 2005 the first year of a reduction, the tax asset has been based on only one future year of earnings. This is considered appropriate due to uncertainties of future metal prices, exchange rates and the magnitude of prior losses, but will continue to be reviewed as circumstances change.

      Future taxes include changes in the tax asset of $12,300 (2005 - ($2,002)), the flow through share income tax component of $3,662 (2005 -
      nil), offset by future income tax expenses of $1,023 (2005- $374) recognized through the joint venture interest in Considar Metal Marketing Inc. (CMM).

9.    SHARE CAPITAL

      (a)  Common shares:

           Authorized:
           Unlimited common shares

           Issued:

                                                                                    Three months ended
                                                                                      March 31, 2006
           --------------------------------------------------------------------------------------------------------
                                                                             Common Shares                   Amount
           --------------------------------------------------------------------------------------------------------
           Balance, beginning of period                                         84,807,452             $    143,611
           Exercise of warrants                                                    946,932                    5,998
           Exercise of options                                                     434,174                    1,641
           Tax impact of flow-through shares                                             -                   (3,662)
           --------------------------------------------------------------------------------------------------------
           Balance, end of period                                               86,188,558             $    147,588
           --------------------------------------------------------------------------------------------------------
           --------------------------------------------------------------------------------------------------------

           During 2005, the Company completed two private placements for a total of 2,999,452 shares with proceeds from the financing for Canadian exploration. In February 2006, the Company renounced $10 million of the flow through financing to investors with an effective date of December 31, 2005. In accordance with EIC-146, "Flow-through shares", the Company reduced its share capital by $3,662 using a tax rate of approximately 37% applied to the temporary taxable differences created by the renunciation.

      (b)  Warrants:

           ---------------------------------------------------------------------------------------------------------
                                                                                    Number                   Amount
           ---------------------------------------------------------------------------------------------------------
           Warrants outstanding, beginning of period                         1,076,082,458             $     28,931
           Underlying warrants issued                                              256,649                        -
           Exercised                                                           (28,408,251)                  (1,728)
           ---------------------------------------------------------------------------------------------------------
           Warrants outstanding, end of period                               1,047,930,856             $     27,203
           --------------------------------------------------------------------------------------------------------
           --------------------------------------------------------------------------------------------------------

           Warrants outstanding to acquire common shares (30 warrants required to acquire one common share) of the Company at March 31, 2006 are as follows:

           --------------------------------------------------------------------------------------------------------
                     Warrants
                  Outstanding                             Exercise Price                                Expiry Date
           --------------------------------------------------------------------------------------------------------
                    2,200,438                                  0.06                              September 28, 2006
                        1,950                                  0.05                              September 28, 2006
                    2,053,351                                  0.12                               November 30, 2006
                           35                                  0.09                               November 30, 2006
                   15,922,347                                  0.086                              December 21, 2006
                1,027,752,735                                  0.105                              December 21, 2009
           --------------------------------------------------------------------------------------------------------
                1,047,930,856
           --------------------------------------------------------------------------------------------------------
           --------------------------------------------------------------------------------------------------------

      (c)  Stock option plan:

           Pursuant to the Company's stock option plan (the "Plan") approved in June 2005, during the quarter the Company granted additional options to directors and employees of the company for the 2006 entitlement.

           The fair value of the options granted during 2006 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 42%; and a weighted average expected life of these options of 4 years.

           --------------------------------------------------------------------------------------------------------
                                                                                                           Weighted
                                                                                                            average
                                                                                     Number of             exercise
                                                                                        shares                price
           --------------------------------------------------------------------------------------------------------
           Balance, beginning of period                                              3,498,828                $2.66
           Granted                                                                   1,611,713                 9.65
           Exercised                                                                  (434,174)                2.72
           --------------------------------------------------------------------------------------------------------
           Outstanding, end of period                                                4,676,367                $5.06
           --------------------------------------------------------------------------------------------------------
           --------------------------------------------------------------------------------------------------------

           The following table summarizes the options outstanding at March 31, 2006:

           --------------------------------------------------------------------------------------------------------
                                                        Weighted average                           Weighted average
                     Number of                                 remaining         Number of                remaining
                       options           Exercise       contractual life           options         contractual life
                   Outstanding              Price                (Years)       Exercisable                  (Years)
           --------------------------------------------------------------------------------------------------------
                     2,869,187              $2.59                    9.2           555,731                      9.2
                        25,000               3.00                    2.7            25,000                      2.7
                       153,800               3.35                    9.2             3,800                      9.2
                         5,000               4.50                    0.2             5,000                      0.2
                        11,667               7.50                    1.3            11,667                      1.3
                        40,000               7.64                   10.0            13,332                     10.0
                     1,571,713               9.70                   10.0           523,852                     10.0
           --------------------------------------------------------------------------------------------------------
                     4,676,367              $5.06                                1,138,382
           --------------------------------------------------------------------------------------------------------
           --------------------------------------------------------------------------------------------------------


10.   RISK MANAGEMENT USING FINANCIAL INSTRUMENTS

      The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk.

      (a)  Foreign currency risk management:

           The Company uses forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency-denominated assets and liabilities and future anticipated transactions.

           The Company holds put options securing the right, but not the obligation to sell US $4.375 million per quarter at $1.20482, continuing to January 2009. Prior to January 1, 2006 this option met hedge accounting and was accounted for as such. This option was matched to future forecasted cash receipts, but due to changes in payment terms for sales contracts the critical terms no longer matched. As such, this option became ineligible for hedge accounting. The unrealized gain on the option was deferred at January 1, 2006 $438 to be taken into income over the remaining term of the option ($36 per quarter). The changes in fair value after January 1, 2006 are taken into income ($153 for the first quarter
           2006). The Company intends to meet hedge accounting for this option in the future to limit the fluctuations in the fair values.

      (b)  Commodity price risk management:

           From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts, option contracts and commodity collar contracts.

           Through its joint venture interest in CMM, the Company manages the risk associated with forward physical sales where it receives a fixed price regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts to convert the fixed price to a floating price arrangement. At March 31, 2006, the joint venture had outstanding forward contracts to purchase 10,733 tonnes of zinc at prices ranging from U.S. $834 to U.S. $2,689 per tonne with settlement dates in the next three years. The fair value approximates its carrying value.


11.   CHANGE IN NON-CASH WORKING CAPITAL

                                                                                         Three months ended
                                                                                              March 31
      -------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
      -------------------------------------------------------------------------------------------------------------
      Accounts receivable                                                $    (42,082)                 $      3,311
      Inventories                                                             (14,482)                       10,293
      Accounts payable and accrued liabilities                                  9,198                       (10,695)
      Prepaid expenses                                                           (107)                       (4,849)
      Interest payable                                                         (4,374)                        5,143
      -------------------------------------------------------------------------------------------------------------
                                                                         $    (51,847)                 $      3,203
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------


12.      SUPPLEMENTARY CASH FLOW INFORMATION

                                                                                       Three months ended
                                                                                            March 31
-------------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
-------------------------------------------------------------------------------------------------------------------
      Interest paid                                                      $      8,906              $            275
      Additions to obligations under capital leases                                 -                         1,451

13.   SEGMENTED INFORMATION

      The Company is an integrated base metals producer and operates in a single reportable operating segment.

      The Company's revenue by significant product types:

                                                                                         Three months ended
                                                                                              March 31
      -------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
      -------------------------------------------------------------------------------------------------------------
      REVENUES:

      Copper                                                             $    112,483                  $     82,076
      Zinc                                                                     60,120                        32,852
      Zinc oxide                                                               26,040                        17,650
      Gold, silver and other                                                    9,320                        18,947
      -------------------------------------------------------------------------------------------------------------
                                                                         $    207,963                  $    151,525
      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------


14.   SUBSEQUENT EVENTS

      (a) Repurchase of debt

         On April 4, 2006, the Company repurchased, through the open market an additional US$30 million of its 9 5/8% senior secured notes due January 5, 2012.

      (b) ScoZinc sale agreement

         On April 7, 2006, the Company, through its wholly-owned subsidiary Pan American Resources Corp., executed the definitive purchase and sale agreement with Acadian Gold Corporation to sell 100% of its outstanding shares of ScoZinc Limited for C$7.5 million. The sale of ScoZinc is scheduled to close on July 6, 2006, or such earlier date as the parties may agree. The completion of the sale is subject to usual closing conditions, including obtaining all necessary regulatory and stock exchange approvals, and the purchaser completing satisfactory financing arrangements.

      (c) Early warrant exercise

         On April 21, 2006, the Company filed a preliminary short form prospectus in connection with a proposal to issue new common shares as an incentive for holders of its publicly-traded warrants to exercise such warrants during a 30-day early exercise period expected to commence on or about June 5, 2006. If all warrants are exercised during the early exercise period, the Company will:

         o receive gross proceeds of approximately $107.9 million on or before July 6, 2006;

         o    issue approximately 34.2 million common shares; and

         o issue approximately 2.1 million additional common shares as an incentive for the exercise of the warrants, representing approximately 1.6% of the fully diluted outstanding shares.

      (d) Flow-through common shares

         On April 25, 2006, the company issued 1.46 million flow-through common shares at a price of $13.75 per share for aggregate gross proceeds of approximately $20 million. Proceeds from the private placement will be used for exploration and development on the Company's Canadian properties.

15.   HUDSON BAY MINING AND SMELTING CO., LIMITED

      A summary of the selective financial information for Hudson Bay Mining and Smelting Co., Limited is as follows:

                                                                                         Three months ended
                                                                                              March 31
      -------------------------------------------------------------------------------------------------------------
                                                                                 2006                          2005
      -------------------------------------------------------------------------------------------------------------
      Total revenues                                                     $    207,934                  $    151,525

      Net earnings                                                             77,693                        12,813

      Long-term financial debt (excluding current portion)                    191,326                       236,993

      Total assets                                                            783,915                       629,071